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                                                       Telephone: (702) 312-6255
Cane & Company, LLC                                    Facsimile: (702) 312-6249
                                                       E-mail:   telelaw@msn.com
Affiliated with O'Neill Ritchie Taylor Law Corporation
of Vancouver, British Columbia, Canada
                                                         2300 West Sahara Avenue
                                                              Suite 500 - Box 18
                                                            Las Vegas, NV  89102
                                                     ___________________________
Michael A. Cane*          Stephen F.X. O'Neill**     Gary R. Henrie+
Leslie L. Kapusianyk**    Michael H. Taylor***       Preston R. Brewer++



VIA FACSIMILE (202) 942-9516

February 8, 2002

U. S. Securities & Exchange Commission
Attn: Mr. David Lyon
450 4th Street N W
Washington, D.C.  20549

     Re:     BidBay.com, Inc. (the "Company")
             Form SB-2

Dear Mr. Lyon:

Please be advised that the Company has made a decision to withdraw its registration statement on Form SB-2 based on a change in the business strategies of the Company.

Sincerely,


/s/ Gary R. Henrie

Gary R. Henrie

ACKNOWLEDGED AND AGREED

/s/ George Tannous

George Tannous, CEO of BidBay.com, Inc.





    *Licensed Nevada, California, Washington and Hawaii State Bars; ** British
                               Columbia Bar only;
   ***Nevada and British Columbia Bars; +Utah Bar only;  ++California Bar only